Exhibit 4.308

Series AE	LICENSE	No. 521949

FOR USE OF RADIO FREQUENCY RESOURSE OF UKRAINE

NATIONAL COMMISSION FOR THE STATE REGULATION
OF COMMUNICATIONS AND INFORMATIZATION

Identification code 37994258

Kind of License:	National

Provided to:	MTS UKRAINE PRIVATE JOINT STOCK COMPANY

Location of a legal entity:	15, Leiptsigska str., Kiev, 01601

Registered number:	14333937

Radio technology :	digital cellular radio IMT-2000 (UMTS)

Regions for use of radio frequency resource:	27 regions of Ukraine